This transcript must be read in conjunction with the Investor Presentation, including the disclaimer at page 78, which also applies to this transcript
WORLD TELEVISON
Cadbury
Investor Presentation Q&A
14th December 2009

Cadbury — 14th December 2009

Roger Carr:	Okay, who’s going to start the ball rolling this morning — stunned into silence apart from at the back?

David Hayes, Nomura:	Just to follow up on the terms of the timing of these plans, you talked about putting this together in spring. Can you talk about whether any of those numbers changed from what you concluded in the spring to what we’ve seen today and what might have driven those changes?

And then secondly picking up on the comment you made this morning, I think just now — about other third party approaches, can you be any more specific about the nature of those approaches and whether that’s an offer of combination/merger, whether that’s another outright bid effectively — anything else you can give in terms of clarity on those conversations that are taking place, thank you very much?

Roger Carr:	I’ll pick up the second part of the question and Todd, Andrew on the first part — Andrew?

Andrew Bonfield:	Let me take away the first one. Obviously we started our strategic planning process in the spring, actually what I think has actually happened is we’ve actually got greater certainty over the numbers as we’ve gone through this process and greater confidence about the ability for us to actually make these public targets. So we’ve obviously gone through a process of review, we’re very comfortable with those. I think the one that probably has been strengthened more than anything else is around cash because we’ve dug deeper into that as part of this process. But I think generally the plan is an evolution rather than a revolution, it’s evolving from the existing VIA.

Cadbury — 14th December 2009

Todd Stitzer:	Yes, unsurprisingly following our half year results a number of our interactions with shareowners — one of those sort of interactions was like — you guys are doing great, what’s next? And in the rhythm of our strategy planning process we had already determined that next spring we would have been issuing a sort of update to shareowners about the plan. So we had already been in relatively full flow and this has just accelerated our announcement of what those things are.

Roger Carr:	Let me pick up the point about is there anybody else there? I think it’s really just to confirm to everybody, there are two companies that have very publicly stated their interest in this company. Now we have made it clear to both that we are not for sale, but we will give serious consideration to any fully financed, compelling and deliverable offer. Now, as yet nothing that meets that definition has been received. So at the moment there is nothing more to talk about. Thank you, next question.

Male:	Yes, the lower end of your 2013 target seems very much in line with the 2011 target of mid teens margins. What will decide whether you get to top or bottom end of that 16 to 18% margin target range by 2013 and specifically how dependent is it on the company achieving good revenue growth?

Roger Carr:	Do you want to pick up on that Todd?

Todd Stitzer:	Yes, I think if you were to look at existing analyst consensus you’ve find good mid teens margins; in their view averages around — into the higher part of 14. I think from our perspective you know the good mid teens meant you know right smack in the middle of good mid teens. And I think 16 is clearly a progression from there, but obviously given our ambition we’d like to do better than that. So I think we’re have a plan we’re confident in that will deliver healthy margin growth beyond 2011.

Cadbury — 14th December 2009

I think that as it relates to — tell me the second part?

Andrew Bonfield:	Revenue.

Todd Stitzer:	Yes, the revenue — clearly the yin and the yang of the plan is based on good revenue growth, but at the bottom end of our revenue delivery range we’re still comfortable that we can deliver 16 to 18%. So I think you can count on us having triangulated the sensitivity such that we have a very — we’re confident in delivering the margin goal range.

Roger Carr:	Anything you want to add.

Andrew Bonfield:	I’d just add obviously the greater the revenue growth the easier it is from an operating leverage perspective as long as you maintain strict control of your cost base. I mean as we talked about SG&A for example, which will still provide the bulk of the savings, if we fix that at around 2% per annum which is our target and grow revenues at the top end of the range, that obviously will be towards the top end of the 200 to 300 basis points improvement I have spoken of.

Pablo Zuanic, JP Morgan:	Thank you, three questions — first can you make reference to what you think would be profit margin comps in confectionary — you know how will the 16, 18% targets compare; and in particular if you have any colour when you say that marketing is 10% of sales how will that compares with peers, if that information is available?

The second question would be in terms of the margin upside, you gave us colour between developing markets and developed markets in terms of sales growth, but how about in terms of profit margins? What divisions are going to drive that in

Cadbury — 14th December 2009

particular? And also if you can differentiate within products, is there more upside in candy, chocolate versus gum?

And the last question I guess is more strategic Todd — you know is Mars and Wrigley today a weaker company than they were before their merger? Have they dropped the ball to some extent? And if so what does that say about the merits of a chocolate / gum platform? I mean obviously you’re not going to discuss approaches from other companies, in all this discussion out there about splitting up Cadbury between chocolate and gum, how relevant it is, how advantageous is it having chocolate and gum together? And again in your case except for South Africa I’m not sure of many markets where you really have a full- blown chocolate and gum platform together in terms of size, thanks.

Roger Carr:	Okay thanks, three good questions there — if we pick up on the numbers first of all and then the strategy.

Andrew Bonfield:	On the numbers the 16 to 18% does actually benchmark well with some of our peers, it’s the top end of the confectionary model; Hershey for example has had margins in that range before. As far as about the 10% marketing spend, we obviously would like to get it closer to the mid point of our range, that’s the investment we planned over the planned period. Our range is 10 to 12% that I think we’ve spoken about historically. We believe that range will be comparable to other peer companies with a mixture of chocolate and gum. Gum obviously a higher level of marketing and chocolate a lower level of marketing.

Todd Stitzer:	I think the — I mean what you’re asking is; is a total confectionary model effective and efficient as a generator of revenue and profit? I think the answer is for five or six years we’ve proven

Cadbury — 14th December 2009

that to be the case. I mean we invented the total confectionary model; others have sought to imitate us.

Mars and Wrigley are excellent competitors, I think they are in the middle of a very challenging integration at the moment and I think — I mean certainly I call it the fog of integration; they are working their way through that. I think they’ll emerge as a very focussed competitor and I don’t think there is any reason why chocolate and gum can’t — I mean just take a look at the candy, tobacco and news display when you walk into a garage forecourt or a small news stand. Chocolate and candy and gum are displayed together and indeed confectionary consumers are variety consumers.

So people who can put that portfolio together, take it to market in a motivating way to consumers are I think have an advantage. And in a world of consolidating retailers where they want someone to give them a total confectionary solution I think that’s a good place to be.

Roger Carr:	I mean just to pick up on that; I think your point about strength in combinations is important. And I think history would say that when you put two businesses together you do need good synergies, but you do also need good cultural fit and common management vision. Without those things you tend not to deliver the anticipated performance benefits you promised your shareholders. But we shall see about Mars and Wrigley. Next please?

Julian Hardwick, RBS:	I’ve got a couple of questions around the balance sheet. I noticed that an efficient balance sheet no longer figured on your performance scorecard under the revised VIA. I just wondered if you could talk us around your thinking about what an

Cadbury — 14th December 2009

appropriate balance sheet is going to look like for Cadbury over the medium term?

Secondly given the scale of free cash flow that you’re going to be generating what are your thoughts in terms of utilising that? Again, I think acquisitions didn’t merit a mention in the presentation today, so perhaps some thoughts around that area. And thirdly if you could just help us with the starting point for where you think your net debt is going to be at the end of this year and one important variable which is going to clearly impact is the costs of defending this bid, perhaps some help with how large that number is going to be?

Todd Stitzer:	No questions for me Andrew.

Julian Hardwick, RBS:	I think acquisitions Todd can.

Todd Stitzer:	I’ll answer acquisitions.

Andrew Bonfield:	Let me start with the cash flow impact actually of any costs associated with defending the bid actually will be very minimal this year. Most of those costs will be incurred next year, we will accrue them this year but it won’t have an impact on cash.

I’m not sure whether we’re actually giving a net debt figure and that will be one of the things we have to make sure we had verified, so I’ll hold back on that Julian.

As far as capital structure is concerned, I think if you look at cash generation over the next several years, by actually constraining the growth in expenditure on CAPEX and also on restructuring. What that does do is enable us to throw off a lot of cash flow.

Cadbury — 14th December 2009

The key focus for us has been around the dividend, we believe having a very strong progressive dividend policy, growing dividends by about 10% per annum, or double digits; means that we can actually generate — we will also have cash left over. That cash will then be used for bolt-ons or for reducing debt, they are the two options we have. There may be some opportunity for small buybacks, but I doubt very much whether that will be the priority. I think we’ve constrained ourselves from an M&A perspective for the past couple of years. I think there are going to be opportunities, particularly to add on to the emerging market portfolio that we’ll be looking at.

Just to give you an idea of the scale of free cash flow that we will be generating, we are able to fund that significant growth in dividend with less than 50% of the free cash flow we’ll be generating over the next several years. And we’ll have £700 million a year by 2013. So good cash. (* see footnote)

Roger Carr:	Well that nearly covered everything.

Todd Stitzer:	Yes I think you’ve covered the M&A point as well.

Roger Carr:	It’s infills not transformational moments.

(*)	“The reference to having £700m a year by 2013 refers to our target of around £700m per annum of free cash flow by 2013. For the avoidance of doubt, this is a target and is not intended to be a profit forecast and should not be interpreted to mean that the earnings per share for the current or future financial periods will necessarily be greater than those for the relevant preceding financial period”.

Cadbury — 14th December 2009

Warren Ackerman, Evolution:	A couple of questions on the trading. I was slightly surprised to hear that the UK was down in Q4, is that simply a comp issue or are there any issues on market share, maybe you can outline what trends you’re seeing in your domestic market. And secondly on input costs, looking into 2010, I was just wondering what negative margin impact you see from rising cocoa costs — I think milk is also picking up again. And now that you’ve done your planning the 6 to 8% input cost guidance for 2009 — what does it look like for 2010 and what kind of pricing does that imply?

Andrew Bonfield:	I mean on input costs we built into our plan a significant increase in cocoa prices for 2010. We can’t talk about — as you know because we’re constrained by the rules, what we can get reported on and so forth. We can’t actually talk about what the input cost inflation is for 2010. But needless to say our planning assumption is that there will have to be some level of price increases. We’re actually already activating those into the market as we speak.

Obviously that’s mostly around chocolate and cocoa, just a reminder that cocoa represents about 10% of chocolate revenues and it’s about 4 to 5% of the total revenues, to put it in a perspective overall. As far as beyond 2010, what we assumed was flat — and obviously the sales revenue was driven by volume rather than pricing.

On Q4 for the UK business that’s mainly a comp issue, which is this is the launch of Wispa and the considerable success they had last year. Also Q4 is affected a lot by the seasonal business, so year on year that doesn’t grow quite as much. The level of innovation in seasonal business, the tins and so forth is a lot less than you would see. So where we’ve had the benefits

Cadbury — 14th December 2009

this year from very strong innovation, be it bag products, Wispa Gold and so forth that obviously comes out a bit in the fourth quarter one.

Warren Ackerman, Evolution:	Just a point of clarification, in the presentation you said the business improvement costs would be 70 to 80 basis points. But in the press release you talk about 25 to 50 bps, can you just clarify what the difference is?

Andrew Bonfield:	That would be an increase of 25 — currently they are running at about 50 bps per year and the increase would be 25 to 50 basis points, so it’s the delta rather than actually the absolute.

Todd Stitzer:	Just further on UK trading, I think you know we’ve had an absolutely spectacular year in the UK, we’ve had three great quarters, we’re cycling a great fourth quarter from last year and we’re also being disciplined about trading. I mean this is the time of the year when people seeking to make the best of a bad year start selling their seasonal products for not very much. We haven’t engaged in that dynamic.

So I think you know you’ll see some share switching around the last four to eight weeks, again I would urge you to look at the overall 12 month running share which is pretty strong for us. And remember that people can sometimes buy share when they’re trying to prove that they still are alive.

Roger Carr:	No names. Right in the middle please?

Simon Marshall-Lockyer, Jefferies:	Just on the market share issue Todd, do the 2013 targets imply that you’re gaining effectively market share in all three core areas in all core geographies — because that would be a new

Cadbury — 14th December 2009

step for Cadbury given the last three year’s performance. Is that an assumption?

Todd Stitzer:	... all categories, all areas, all — you know that’s a little bit of a stretch right. If you take — and again we’ve done these sensitivities pretty thoughtfully, if we grow at the bottom end of our goal range we’ll continue to grow global share at the rate, roughly at the rate we’ve grown, or just at the rate we’ve grown in the past. If we grow it at the higher end we’ll grow global share assuming all other things are equal at a somewhat more advanced rate.

We’ve grown an average of — help me here, 20 or 30 basis points a year since 2003 — to the exclusion — I mean no one else has done that and we continue to want to progress at that 20 or 30 basis points. Whether it comes in all categories, in all places and all times, you know it’s a big world out there. So I think in aggregate that’s what we’re focussed on and everybody is driving for it; but some years you win more than others. But in aggregate we plan to grow share.

Simon Marshall-Lockyer, Jefferies:	So the bottom of the range would be that you could continue achieving what you’ve ...?

Todd Stitzer:	Modest global share growth.

Simon Marshall-Lockyer, Jefferies:	The 20 to 30 basis points from a global perspective rather than from a relevant market perspective?

Todd Stitzer:	Yes.

Cadbury — 14th December 2009

Simon Marshall-Lockyer, Jefferies:	Okay, can I just have a second question for Roger Carr? The targets that you’ve set today for 2013 are obviously very challenging and high end of the range of this industry globally - by 2013. Can you tell us something about management remuneration, how you’re getting and tying in you know the senior echelons, maybe middle management echelons also to achieve in the resource context those types of numbers which would be an amazing achievement for the company? Thank you.

Roger Carr:	Yes I mean I think there are sort of two parts really. One is these numbers are bottom up driven — so they’re not handed down for people to commit to, these have been really thought through in the detail to get to the point where everybody in the team, rather than just one or two team members are absolutely committed to them.

Now, you know they have got stretch in them which is appropriate, but the business has got the strength, we believe, to sustain that strength.

The kind of remuneration structure we’ve got, I mean we put in a new scheme about two years ago now, which is a matrix of basically growth in revenue as well as margin delivery. It’s well defined; it was actually well understood and applauded by a lot of the investment community, because it did drive the businesses in both directions. So if you hit these numbers you will make a handsome return. But as you rightly say hitting these numbers you’ll deserve it.

So I think we’ve got the right mix between people who are genuinely committed with a real belief in what they’re doing as well as a reward structure that makes sure that they will get

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acknowledgement in reward if they hit the targets we have collectively agreed.

Todd Stitzer:	And we also have a long term plan that is bounded by EPS and ROIC which is also a matrix. So the magic, if there is any magic of our targets designed by the remuneration committee is that it’s a push me, pull you, you can’t jack the sales number up and get your bonus and screw the margin number, you’ve got to do both. And it’s a very challenging dynamic, but we would imagine that these new targets will fit into that structure and you know as yet we haven’t gotten to the high end of our LTIP yet. So — I mean you know it requires stretching performance but I think the team is motivated by it and focuses on it.

Roger Carr:	Is that okay?

James Target, Consumer Equity Research:	Just two questions, firstly on your new revenue guidance of 5 to 7%, I think that implies a pricing of about 2% going forward — just if you think that’s a realistic level over a four year period? And also on the cash generation, you mentioned that working capital management will be a big part in that, I just wondered if you could sort of say what you are doing in terms of working capital management and the magnitude of the change going forward?

Roger Carr:	What are you doing, working capital this side, revenue this side?

Todd Stitzer:	Sure.

Roger Carr:	Fine, why don’t you deal with the revenue?

Todd Stitzer:	I mean on the revenue side, I mean if you look at our revenue performance over the last five years we’ve delivered over 6% revenue. At the beginning of those five years it was two thirds

Cadbury — 14th December 2009

volume one third price, in the middle — most recently it’s been two thirds price, one third volume; we’re saying going forward it will be two thirds volume again.

We think we understand how to manage that dynamic intelligently. In the last couple of years price, commodity prices were such that we needed to take pricing as oppose to focus on volume. I think you know certainly there are some commodities that continue to be challenging, cocoa and to some extent sugar for us, but I think others we can modulate the right way. So I think you’ll just have to trust that the 5 to 7% is a mix of price and volume and we’ll manage it for the benefit of shareowners given the circumstances.

James Target, Consumer Equity Research:	Can I just check, how does the shift of growth towards emerging markets affect the pricing volume dynamic?

Todd Stitzer:	There’s greater volume growth in emerging markets than there is in developed markets. I think that’s just a fact of emerging markets.

Andrew Bonfield:	On working capital management we now have an annual incentive measure — back to the remuneration question, which includes working capital targets, which means that there’s a fair amount of focus within the organisation around cash flow and cash flow delivery, very helpful for a new CFO who is trying to get people to deliver more cash. And we shall see some of the benefit of that this year.

I think this really is around we have had some inventory builds as a result of the reconfiguration programme, we obviously will be focussing on those, bringing those back down over the next several years as the reconfiguration projects finish. And then

Cadbury — 14th December 2009

the second part of it will be around relentless focus on the number of days of sales outstanding in working capital and see how we can bring that — by targeting people to bring that down.

For example in some of our emerging markets, if you go out to India for example, they actually have negative days sales in working capital. They actually receive the cash before they ship the goods; I wish we could actually have more businesses like that. I keep challenging the UK, but somehow Trevor tells me Tesco’s aren’t going to buy that one, but we’ll see.

Laughter

Roger Carr:	We’ve got one from the webcast too, John?

John Dawson:	Thank you Chairman, we have a question on commodity costs which I think was answered by the question that Warren apposed. The other one was just a point of clarity, just to check that the new operating margin targets are delivered after the business improvement costs at a higher level of 70 to 80 basis points. So could you just clarify that?

Andrew Bonfield:	Yes they are they will be after the 70 — 80 basis points of business improvement costs. So effectively pre business improvement costs the margin targets will be somewhere in the 17 to 19%.

John Dawson:	Okay, thank you.

Roger Carr:	Any more, yes?

Xavier Croquez:	I have two questions, the first one on the top line. You used to say that you have around 100 bps of SKU rationalisation shaving growth. Is this still valid or moving forward — you have

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done faster that rationalisation so you have a little bit more headspace?

And the second question based on the slide 45 where you have the outlooks of the market and your new targets. In summary you will gain a little bit less share in mature markets, as you said and probably reflecting the US situation, but in emerging markets you will gain more share than you have in the past. Is that possible with the Russian and Chinese situation that you have been facing? Thank you.

Todd Stitzer:	There certainly will be SKU rationalisation and that’s been taken into account in deciding our range. I’m not sure we focussed on specifically 100 basis points; I think it will be less than that going forward.

As it relates to share, you’re absolutely right we expect to get more in emerging markets. I think our focus on emerging markets will be Africa, it will be Latin America and it will be Asia, specifically focused on — you know the Indian subcontinent and the sort of Southeast Asia Diaspora. Our business — I mean you’ll remember in 2006 we had some challenges in each of Nigeria, Russia and China; those businesses are improving significantly.

I would say the one that’s made the most progress is certainly Nigeria. China has also made and Russia have also made you know reasonable progress. We are not looking to those markets to drive medium term share growth and revenue growth. They are doing fine, I think they are all — two of the three are profitable, one of them is almost profitable; next year they’ll all be profitable. I think our Chinese business is small, it’s a quarter of the size of our Russia business, it’s growing 30 or 40% this

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year but it is off a small base and focuses on Éclairs and Halls. Russia is a bigger business, doing okay — tough competition.

A long answer to your question but I think we’re focused on - we’re not focused on Russia and China as the drivers of our emerging market growth going forward. They are sort of longer term opportunities and you know we’ll capitalise on those down the road.

Roger Carr:	Okay, we’ll do one or two more.

David Hayes, Nomura:	Just to try and tie together the growth outlook, the CAPEX and the rationalisation of plants. I mean I think you talked about 60 plants in 2011. Can you talk about maybe the utilisation rates at that level across each of the product categories? And then the second one is on the board’s approach to potential offers. Does the board see a point where an offer is made that you would then provide more access to a data room, some kind of information access before actually supporting a bid or would you just see the board changing its mind at some point as and when an offer came in that you felt was substantial enough? Thank you very much.

Andrew Bonfield:	Okay let me talk about capacity utilisation first. I mean I think one of the things and part of the plan is predicated on the fact that actually to improve our capacity utilisation. One of the things as we’ve gone through the reconfiguration we have built additional capacity in certain areas of the business. It’s about strengthening and making sure that we utilise that capacity fully.

Across all the business segments we do have excess capacity that we need to improve across the line, I won’t give you specific numbers but there is opportunity there. And that really is why we’re able to reduce the level of CAPEX going forward and

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actually continue to drive top line growth, despite what normally people would say — a declining capital base. It is because we have put down the capacity in the right places now that we can actually utilise the plant infrastructure more efficiently.

Roger Carr:	The second point really on the board’s positioning really. You know it is about value and value as I have repeatedly said. You know I think there is an entry ticket price which one needs to pay to be given access. And I think you’d only be given access in truth if the entry ticket price were approaching an acceptable level, but having given access you felt more could be extracted for shareholders. We are a long, long, long way off that with the current position.

Is that it? That’s very good. Well look thank you all so much for coming this morning. We will be defending we are sure for many weeks to come but with the same robustness as we have done today. Thank you all very much.

Applause
END